02027834

333-06600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

ARACRUZ CELULOSE S.A.

Rua Lauro Muller 116-21° Andar, Botafogo
Rio de Janeiro, 22299-900 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

884573

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARACRUZ CELULOSE S.A.
(Registrant)

Date: April 25, 2002

By:
Name: Agílio Leão de Macedo Filho
Title: Chief Financial Officer

EXHIBIT INDEX

1. English translation from Portuguese of Financial Information of the Company at March 31, 2002 and 2001, and Independent Accountants' Review Report, prepared in accordance with accounting principles prescribed by Brazilian corporate legislation.

EXHIBIT 1

Aracruz Celulose S.A.

Financial Information
at March 31, 2002 and 2001 and
Independent Accountants' Review Report

(A free translation of the original report in Portuguese on limited review of interim financial information prepared in accordance with accounting principles prescribed by Brazilian corporate legislation.)

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº	04 - NIRE
0043-4	Aracruz Celulose S.A	42.157.511/0001-61	3200000

01.02 - ADDRESS OF HEAD OFFICES

01 - COMPLETE ADDRESS	02 - DISTRICT	03 - ZIP CODE (CEP)
Caminho Barra do Riacho, s/nº - km 25	Barra do Riacho	29.197-000

04 - CITY	05 - STATE
Aracruz	Espírito Santo

06 - AREA CODE	07 - TELEPHONE	08 - TELEPHONE	09 - TELEPHONE	10 - TELEX
027	3270-2442	--	--	--

11 - AREA CODE	12 - FAX NO.	13 - FAX NO.	14 - FAX NO.
027	3270-2590	--	--

15 - E-MAIL
mbl@aracruz.com.br

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)

01 - NAME
Agílio Leão de Macedo Filho

02 – COMPLETE ADDRESS	03 - DISTRICT
Rua Lauro Müller, 116 - 40th Floor	Botafogo

04 - ZIP CODE (CEP)	05 - CITY	06 - STATE
22.290-160	Rio de Janeiro	Rio de Janeiro

07 - AREA CODE	08 - TELEPHONE	09 - TELEPHONE	10 TELEPHONE	11 - TELEX
021	3820-8139	3820-8111	--	--

12 - AREA CODE	13 - FAX NO	14 - FAX NO	15 - FAX NO
021	3295-7943	--	--

16 - E-MAILL
alm@aracruz.com.br

01.04 – ACCOUNTANT / REFERENCE

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 – ENDING	3 – NUMBER	4 - BEGINNING	5 - ENDING	6 – NUMBER	7 - BEGINNING	9 - ENDING
01/01/2002	12/31/2002	1	01/01/2002	03/31/2002	4	10/01/2001	12/31/2001

9 – NAME / ACCOUNTANT CORPORATE NAME	10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes S.C.	00287-9
11 – NAME OF THE TECHNICAL RESPONSIBLE	**12 – CPF Nº**
Osmar Meirelles Schwacke	746.660.617-20

01.05 – CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK

NUMBER OF SHARES (Thousands)	1 - CURRENT QUARTER 03/31/2002	2 – PREVIOUS QUARTER 12/31/2001	3 –QUARTER PREVIOUS YEAR 03/31/2001
PAID-IN CAPITAL			
1 – COMMON	455,391	455,391	455,391
2 –PREFERRED	622,529	622,529	622,529
3 – TOTAL	1,077,920	1,077,920	1,077,920
IN TREASURY			
4 – COMMON	483	483	483
5 –PREFERRED	45,366	45,366	45,366
6 – TOTAL	45,849	45,849	45,849

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

01.06 - COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS
2 – SITUATION IN OPERATION
3 – ACTIVITY CODE 1160100 – PAPER AND PULP INDUSTRY
4 – ACTIVITY OF THE COMPANY PRODUCTION OF BLEACHED EUCALYPTUS Pulp
5 – TYPE OF CONSOLIDATED TOTAL
6 - AUDITORS'REPORT TYPE EX-EXCEPTION

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS

01 - ITEM	02 - TAXPAYER NO.	03 – NAME

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER

1 - EVENT	2 - DATE OF APPROVAL	3 - TYPE	4 - PAYMENT BEGAIN	5 - STOCK TYPE	6 - STOCK OF VALUE

01.09 – SUBSCRIBED SOCIAL CAPITAL AND CHANGES IN SOCIAL CAPITAL DURING THE PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 - VALUE OF THE SOCIAL CAPITAL (REAL THOUSAND)	4 - VALUE OF THE ALTERATION (REAL THOUSAND)	5 - ORIGIN OF THE ALTERATION	7 – AMOUNT OF EMITTED ACTIONS (THOUSAND)	8 – PRICE OF THE ACTION IN THE EMISSION (REAL)

01.10 - DIRECTOR OF MARKET RELATIONS

01 - DATE	02 – SIGNATURE
04/09/2002	s/ Agílio Leão de Macedo Filho

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2002	4 – DATE – 12/31/2001
1	TOTAL ASSETS	5,414,786	5,379,463
1.1	CURRENT ASSETS	1,157,164	1,314,297
1.1.1	CASH AND CASH EQUIVALENTS	123	1,277
1.1.2	CREDITS	241,367	307,187
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	130,227	193,362
1.1.2.2	EMPLOYEES	2,496	2,892
1.1.2.3	SUPPLIERS	3,185	4,060
1.1.2.4	SUBSIDIARIES	11	86
1.1.2.5	TAXES	104,281	106,133
1.1.2.6	OTHERS	1,167	654
1.1.3	INVENTORIES	73,817	60,948
1.1.3.1	SUPPLIES	37,347	37,574
1.1.3.2	RAW MATERIALS	21,197	16,844
1.1.3.3	FINISHED GOODS	13,058	4,486
1.1.3.4	PRODUCTSD IN PROCESS	2,002	1,831
1.1.3.5	OTHERS	213	213
1.1.4	OTHERS	841,857	944,885
1.1.4.1	DEBT SECURITIES	830,494	940,906
1.1.4.2	FIXED ASSETS AVAILABLE FOR SALE		
1.1.4.3	PREPAID EXPENSES	11,353	3,969
1.1.4.4	OTHERS	10	10
1.2	LONG-TERM ASSETS	333,817	319,071
1.2.1	CREDITS	266,349	256,853
1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	-	-
1.2.1.2	SUPPLIERS	37,119	35,656
1.2.1.3	TAXES	229,230	221,197
1.2.1.4	OTHERS	-	-
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	29,736	24,604
1.2.2.1	FROM AFFILIATES	-	-
1.2.2.2	FROM SUBSIDIARIES	29,736	24,604
1.2.2.3	OTHERS	-	-

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2002	4 – DATE – 12/31/2001
1.2.3	OTHERS	37,732	37,614
1.2.3.1	DEBT SECURITIES	-	-
1.2.3.2	ESCROW DEPOSITS	36,104	35,949
1.2.3.3	OTHERS	1,628	1,665
1.3	FIXED ASSETS	3,923,805	3,746,095
1.3.1	INVESTMENTS	808,240	782,321
1.3.1.1	IN AFFILIATES	-	-
1.3.1.2	IN SUBSIDIARIES	807,894	781,975
1.3.1.3	OTHER COMPANIES	346	346
1.3.2	PROPERTY, PLANT AND EQUIPMENT	3,097,327	2,944,080
1.3.2.1	LAND	292,154	284,234
1.3.2.2	BUILDINGS	270,249	273,593
1.3.2.3	MACHINERY AND EQUIPMENT	1,267,394	1,289,244
1.3.2.4	FORESTS	297,786	278,170
1.3.2.5	DATA PROCESSING EQUIPMENTS	22,136	23,168
1.3.2.6	CONSTRUCTION IN PROGRESS	932,619	780,440
1.3.2.7	GOODS OF THE ADMINISTRATIVE SECTION		
	AND OTHER GOODS	14,989	15,231
1.3.3	DEFERRED CHARGES	18,238	19,694
1.3.3.1	INDUSTRIAL	16,535	17,388
1.3.3.2	FORESTS	2	5
1.3.3.3	ADMINISTRATIVE	74	271
1.3.3.4	OTHERS	1,627	2,030

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2002	4 – DATE – 12/31/2001
2	TOTAL LIABILITIES	5,414,786	5,379,463
2.1	CURRENT LIABILITIES	630,112	1,176,007
2.1.1	LOANS AND FINANCING	159,150	558,200
2.1.2	DEBENTURES	-	-
2.1.3	SUPPLIERS	82,476	119,072
2.1.4	TAXES	77,339	74,885
2.1.5	DIVIDENDS PAYABLE	744	746
2.1.6	PROVISIONS	12,857	19,771
2.1.6.1	VACATION AND 13rd SALARY	8,903	8,259
2.1.6.2	PROFIT SHARING	3,954	11,512
2.1.7	LOANS FROM RELATED PARTIES	117,485	223,278
2.1.7.1	ADVANCES FROM SUBSIDIAIES	117,312	223,034
2.1.7.2	OTHERS	-	-
2.1.7.3	OTHER DEBTS TO SUBSIDIARIES	173	244
2.1.8	OTHERS	180,061	180,055
2.1.8.1	OTHERS	61	55
2.1.8.2	PROPOSED DIVIDENDS	180,000	180,000
2.2	LONG-TERM LIABILITIES	2,320,572	1,748,326
2.2.1	LOANS AND FINANCING	1,316,615	1,337,184
2.2.2	DEBENTURES	-	-
2.2.3	PROVISION	181,180	163,341
2.2.3.1	LABOR CONTINGENCIES	13,492	12,598
2.2.3.2	TAX CONTINGENCIES	161,790	150,743
2.2.3.3	OTHERS	5,898	0
2.2.4	LOANS FROM RELATED PARTIES	813,260	232,040
2.2.4.1	ADVANCES FROM SUBSIDIARIES	831,260	232,040
2.2.5	OTHERS	9,517	15,761
2.2.5.01	SUPPLIERS	9,517	15,761
2.2.5.02	OTHERS		

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2002	4 – DATE – 12/31/2001
2.5	STOCKHOLDER'S EQUITY	2,464,102	2,455,130
2.5.1	PAID-IN CAPITAL	1,854,507	1,854,507
2.5.1.1	COMMON STOCK	783,599	783,599
2.5.1.2	PREFERRED STOCK	1,070,908	1,070,908
2.5.2	CAPITAL RESERVES	-	-
2.5.3	REVALUATION RESERVE	-	-
2.5.3.1	OWN ASSETS	-	-
2.5.3.2	SUBSIDIARIES / AFFILIATES	-	-
2.5.4	REVENUE RESERVES	600,623	600,623
2.5.4.1	LEGAL	122,946	122,946
2.5.4.2	STATUTORY	-	-
2.5.4.3	FOR CONTINGENCIES	-	-
2.5.4.4	UNREALIZED INCOME	-	-
2.5.4.5	FOR INVESTMENTS	561,818	561,818
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	-	-
2.5.4.7	OTHER UNREALIZED INCOME	(84,141)	(84,141)
2.5.4.7.1	TREASURY STOCK	(84,141)	(84,141)
2.5.5	RETAINED EARNINGS	8,972	

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2002 TO : 03/31/2002	4 – FROM : 01/01/2002 TO : 03/31/2002	5 – FROM : 01/01/2001 TO : 03/31/2001	6 – FROM : 01/01/2001 TO : 03/31/2001
3.1	GROSS SALES AND SERVICES REVENUE	222,804	222,804	285,457	285,457
3.2	SALES TAXES AND OTHER DEDUCTIONS	(1,411)	(1,411)	(2,421)	(2,421)
3.3	NET SALES REVENUE	221,393	221,393	283,036	283,036
3.4	COST OF GOODS SOLD	(188,233)	(188,233)	(158,114)	(158,114)
3.5	GROSS PROFIT	33,160	33,160	124,922	124,922
3.6	OPERATING (EXPENSES) INCOME	(10,322)	(10,322)	(15,800)	(15,800)
3.6.1	SELLING	(4,794)	(4,794)	(3,995)	(3,995)
3.6.2	GENERAL AND ADMINISTRATIVE	(10,527)	(10,527)	(8,565)	(8,565)
3.6.3	FINANCIAL	(18,216)	(18,216)	(62,496)	(62,496)
3.6.3.1	FINANCIAL INCOME	32,928	32,928	101,334	101,334
3.6.3.2	FINANCIAL EXPENSES	(51,144)	(51,144)	(163,830)	(163,830)
3.6.4	OTHER OPERATING INCOME	372	372	253	253
3.6.5	OTHER OPERATING EXPENSES	(3,776)	(3,776)	(2,566)	(2,566)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	26,619	26,619	61,569	61,569
3.7	OPERATING INCOME (LOSS)	22,838	22,838	109,122	109,122
3.8	NON-OPERATING (EXPENSES) INCOME	(701)	(701)	(627)	(627)
3.8.1	INCOME	715	715	251	251
3.8.2	EXPENSES	(1,416)	(1,416)	(878)	(878)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	22,137	22,137	108,495	108,495
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(11,072)	(11,072)	(14,740)	(14,740)
3.11	DEFERRED INCOME TAX ES	(2,093)	(2,093)	(2,724)	(2,724)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	-	-		
3.12.1	REMUNERATION	-	-		
3.12.2	APPROPRIATIONS	-	-		
3.15	NET INCOME (LOSS) FOR THE PERIOD	8,972	8,972	91,031	91,031
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,032,071	1,032,071	1,032,071	1,032,071
	EARNINGS PER SHARE	0,00869	0,00869	0,08820	0,08820
	LOSS PER SHARE	-	-	-	

R$ Thousands

1 Operations

The Company, based in Aracruz, in the state of Espírito Santo, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 1,240 thousand tons per annum.

The Company's operations are integrated with those of its subsidiaries, which operate in: (i) distribution of products on the international market (Aracruz Trading S.A., Aracruz Trading Ltd. And Aracruz Celulose (USA), Inc.), (ii) port services (Portocel - Specialized Terminal of Barra of the Riacho S.A.) and (iii) concession of lands for eucalyptus plantations (Mucuri Agroflorestal S.A., Earth Glides Agricultural Ltda and Alcoprado Empreendimentos e Participações Ltda) and (iv) supply of wood for pulp production through its investment in affiliated company (Veracel Celulose S.A.).

On February 24, 1997, Aracruz Produtos de Madeira S.A. was incorporated as a wholly-owned subsidiary of Aracruz Celulose S.A., with the objective of manufacturing solid wood products, and began its operations in August 1999.

On December 17, 1999, the Company discontinued its chemical products manufacturing, having sold its electrochemical plant to Canadianoxy Chemicals Holdings Ltd. On this date, the two companies signed a long term contract for Canadianoxy to supply chemical products to the Company for a period of 25 years. The contract is renewable for an additional ten year period under terms and conditions substantially similar to contracts signed in the normal course of business (see Note 11).

The Company's Board of Directors, in a meeting held on June 5, 2000, decided to proceed with its expansion project. The project consists in a new pulp line with a capacity of 700,000 tons that, with additional optimization of the two existing lines, from 1.24 to 1.30 million tons, will increase the Company's production capacity at its site in northern Espírito Santo state to 2 million tons a per year. The new production volume will require an increase in the forest base of the Company of approximately 72,000 hectares of eucalyptus plantations. Construction began in the second semester of 2000 and the plant is expected to begin operations in the second quarter of 2002, reaching full capacity the following year.

The total estimated investment in the expansion project is approximately US$825 million, of which US$575 million will be invested in the production line and the balance in land, forest and other investments.

In this context, the Company acquired the company Terra Plana Agropecuária and Alcoprado Emprrendimentos LTda, whose assets are comprised of 26 thousand hectares of lands appropriate for planting eucalyptus trees.

Additionally, in October of 2000, Aracruz Celulose S.A. signed an agreement with Stora Enso and Odebrecht to acquire a 45% interest in Veracel Celulose S.A. The final agreement includes a purchase contract for Aracruz Celulose S.A., to purchase up to 3.85 million cubic meters of wood from Veracel Celulose S.A. during the period from 2002 to 2004. The decision on the implementation of the industrial project of the company is planned for the end of 2002, depending on the conditions of the international pulp market, with initial production beginning 3 years later. The plan to plant Veracel Celulose S.A.'s eucalyptus forests in the State of Bahia will continue and be expanded.

In order meet the expected increase in production arising from the Company's expansion project, the Board of Directors approved the construction of a port facility in Caravelas, Bahia, and the expansion of the Company's port facility in Barra do Riacho, Espírito Santo for a total expected cost of approximately US$ 20 million. The project also contemplates the expansion of the Portocel Barra do Riacho Specialized Terminal, located in Barra do Riacho,ES.

2 Significant accounting principles

The financial statements have been prepared in accordance with the requirements of Brazilian Corporate Law which, in accordance with Law No. 9.249/95, no longer requires recognition of the effects of inflation on the financial statements.

a) Income statement items are recorded based on the accrual method.

b) Inventories are stated at the lower of market value (net realizable value) or replacement cost and the average cost of production or acquisition.

c) Short and long-term assets are stated at their realizable values including, when applicable, interest earned.

d) Fixed assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: i) valuation of investments in affiliated company accounted for by the equity method, based on financial information as of March 31, 2002; ii) depreciation on straight-line basis over the related assets' estimated useful lives; iii) timber depletion computed on the cost of formation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs that benefit future harvests; such costs are deferred and included in the cost of future harvests.

e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges.

f) The consolidated financial statements include the financial statements of Aracruz Celulose S.A. and its subsidiaries - Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A., Aracruz Empreendimentos S/C Ltda (incorporated in May 2000), Terra Plana Agropecuária Ltda. and a 45% interest Veracel Celulose S.A controlada em conjunto.

The consolidation procedures for the balance sheet and the statements of income and of changes in financial position reflect the aggregate of the balances of the assets, liabilities, income and expense accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses, and investments, (ii) balances of current accounts and other asset and/or liability accounts maintained among the consolidated companies, and (iii) the effects of significant transactions between these companies.

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

04.01 - NOTES TO THE FINANCIAL INFORMATION

In accordance with CVM Instruction CVM 247/96, the company proportionally consolidated its interest in Veracel Celulose S.A. because control of the Veracel Celulose S.A. is shared in accordance with the shareholder agreement.

g) In order to improve the information provided to the market, the Company is presenting, as additional information, the statement of cash flows, which was prepared in accordance with NPC-20, considering the operations that have influence in cash and cash equivalents of the Company, except those securities with maturities over 90 days. This statement is divided among operating, investing and financing activities, and it is being presented in the final part of this report

The statement of value added was prepared in accordance with the sample model proposed by the Institute of Accounting, Actuarial and Financial Research of the São Paulo University. The presentation of the statement of value added is in line with the incentive given by CVM as to the voluntary disclosure of this nature, as described in the Instruction Reports No. 15/87 and No. 24/92 and in Circular Letter No. 01/00.

The statement of value added prepared by the Company presents the results of operations for the year based on the generation and allocation of funds, and the main beneficiaries of the resources generated by the Company's activities are: its employees, the government, the capital of third parties and the Company's own capital.

3 Debt securities

These comprise National Treasury Notes (NTN-D) and Central Bank Bonds (NBC-AND), subject to the U.S. dollar variation, and Certificates of Deposit with prime institutions, indexed to the "CDI", partially swapped to U.S. dollars, with maturity dates ranging from May 2002 to March 2003.

4 Trade accounts receivable

	Parent company		**Consolidated**	
	03/31/2002	**12/31/2001**	**03/31/2002**	**12/31/2001**
Domestic sales	9,006	7,939	9,006	7,939
Export sales				
Subsidiaries	150,587	358,410		
Others		1,989	172,589	195,010
Allowance for doubtful accounts			(2,006)	
Advances on export contracts	(29,366)	(174,976)		
	130,227	193,362	179,589	202,949

5 Related parties

Transactions with related parties are at values, terms and financial charges contracted at market conditions and can be shown as follows:

(a) Subsidiaries

Parent Company

	Aracruz Trading S.A.	Aracruz Celulose (USA) Inc	Mucuri Agroflorestal S.A.	Portocel Terminal Especializado de Barra do Riacho S.A.	Aracruz Produtos de Madeira S.A.	Total 2002	Total 2001
Balance sheet						**March**	**Dezember**
Current assets **(1)**	88,711	32,456			8	121,175	183,520
Long-term assets	23,995	-	459	107	5,175	29,736	24,604
Current liabilities	121,843			173		122,016	235,635
Long-term liabilities	1,161,800					1,161,800	580,100
						2002	**2001**
Result						**March**	**March**
Sales revenue	196,234	18,353			35	214,622	272,094
Financial expenses, Net	2,265	(738)				1,527	7,147

(1) Recognized in the balance sheet at the net values of the exchange advances delivered ("ACE"): Aracruz Trading S.A. - R$ 29,366 (2001 - R$ 174,976).

(b) Stockholders and affiliated companies

Consolidated

	Stockholders		Affiliated companies		
	BNDES - National Bank for Economic and Social Development	Bank Safra S.A.	James River Corporation	Total 2002	Total 2001
				March	**December**
Current assets			10,373	10,373	8,177
Current liabilities	111,754			111,754	114,915
Long-term liabilities	566,932			566,932	587,511
				2002	**2001**
Income statement				**March**	**March**
Revenues **(*)**			16,277	16,277	15,015
Financial expenses **(*)**	7,391		83	7,474	21,015

(*) For the three-month period ended September, 30.

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

04.01 - NOTES TO THE FINANCIAL INFORMATION

6 Taxes recoverable

(a) Tax credits

	Parent company		Consolidated	
	03/31/2002	12/31/2001	03/31/2002	12/31/2001
Deferred income tax and social contribution				
Tax loss carryforwards	24,446	17,950	24,482	17,987
Temporary differences	(25,150)	(14,088)	(25,150)	(14,088)
Negative basis for social contribution on earnings	11,145	8,672	11,158	8,681
Social contribution on earnings - estimate			7	6
Income tax to be recovered or offset				
Income tax resulting from the monetary correction differential between the IPC and BTNF indexes – provided for by article 3 of Law Nº 8.200/91	39,854	39,136	39,854	39,136
Withholding income tax on securities	164,281	170,201	165,275	171,089
Value-added tax on sales and services - ICMS (i)	134,144	120,970	136,356	123,266
Provisão para perda nos créditos do ICMS	(27,247)	(24,953)	(27,247)	(24,953)
Others	12,038	9,442	14,108	17,559
	333,511	327,330	338,843	338,683
Short-term	104,281	106,133	109,510	117,363
Long-term	229,230	221,197	229,333	221,320

(i) Based on the outcome of recent market negotiations of similar credits, the Company, with the purpose to adequate its credits to the probable realization value, accounted a provision for losses, in the income statement in the line "Other operational expenses/revenues

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

04.01 - NOTES TO THE FINANCIAL INFORMATION

(b) Income tax and social contribution in the statement of operations result from:

	Parent Company		Consolidated	
	03/31/2002	03/31/2001	03/31/2002	03/31/2001
Net income before income tax, social contribution and minority interest	22,137	108,495	41,185	82,333
Income tax and social contribution at enacted rates of 34%	7,527	36,888	14,003	27,993
Adjustments to derive effective tax rate				
Equity in results of subsidiaries – non-taxable	3,810	(20,933)	3,810	(20,933)
Depreciation, amortization, depletion and disposals - Art. 2. Law 8200/91	1,384	1,563	1,384	1,563
Contributions and donations	188	215	188	215
Other permanent differences	256	(269)	267	(262)
Unrealized income			(429)	589
Income tax and social contribution	13,165	17,464	19,223	9,165
Income tax and social contribution				
Current	(11,072)	(14,740)	(11,078)	(14,743)
Deferred	(2,093)	(2,724)	(8,145)	5,578

(i) As a result of the recent changes in the Brazilian tax legislation regarding the taxation of income recorded by foreign subsidiaries, introduced by Provisional Measure No. 2158-34 of June 29, 2001, the Company established a provision for income taxes on its foreign subsidiaries taxable income, of approximately R$ 44,400 (December 31, 2001 – R$ 31,500).

01.01 - IDENTIFICATION

01 – CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

04.01 - NOTES TO THE FINANCIAL INFORMATION

7 Investments - parent company

	Aracruz Trading S.A.	Aracruz Celulose (USA), Inc.	Mucuri Agroflo-restal S.A.	Portocel Terminal Especializado de Barra do Riacho S.A.	Aracruz Produtos de Madeira S.A.	Veracel Celulose S.A (i)	Terra Plana Agrope-cuária Ltda (ii)	Alcoprado Empreen-dimento e Participa-ções Ltda	Total
								2002	
(a) In subsidiaries									
Interest in voting capital - %	100	100	100	51	100	45	100	100	
At March 31, 2002									
Subscribed and paid-up capital	381,584	464	71,130	1,248	79,714	273,571	2,826	813	
Stockholders' equity	504,744	8,550	69,005	1,266	29,464	265,490	2,826	813	
Net income (loss) for the quartely	38,420	(602)		(41)	(8,205)	(3,636)			
Investment movement									
At January 01	465,673	9,140	69,005	673	37,669	123,107	2,826	813	708,906
Proposed dividends receivable				(9)					(9)
Equity in the results of subsidiaries	39,071	(590)		(21)	(8,205)	(3,636)			26,619
At March 31	504,744	8,550	69,005	643	29,464	119,471	2,826	813	735,516
(b) Acquisition of investment goodwill						26,641	33,550	12,187	72,378
	504,744	8,550	69,005	643	29,464	146,112	36,376	13,000	807,894
(c) Other investments, derived substantially from fiscal incentives									346
At March 31									808,240

(b) (i) The goodwill paid in the acquisition of the investment in Veracel Celulose S.A., in the amount of R$ 27,333, is based on the fundamental economic and market value of the assets of the company, and has been amortized the amount of R$ 692 during the first quarter of 2002.The goodwill paid in the acquisition of the company Terra Plana Agropecuária Ltda (ii) it is based on the market value of the lands that comprise the assets of the company, and the future profitability, in the amounts R$ 20,885 and R$ 12,665, respectively.

(b) The goodwill paid related to the acquisition of Alcoprado Empreendimentos e Participações Ltda., in the amount of R$ 12,187, was economically provided by the fair value of the land, which represent one of the company's assets.

The amortization criteria for the portion of the goodwill based on the market value of the assets will be in accordance with the realization of the market value, while the portion of the goodwill based on future profitability will be allocated to the cost of forest formation and recognized in the statement of operations in the period the forests are cut.

8 Loans and financing

	Annual rate of interest %	Parent Company		Consolidated	
		03/31/2002	12/31/2001	03/31/2002	12/31/2001
Local currency / "basket of currencies"					
Loans indexed to TJLP	7,8 to 11	417,544	436,759	491,779	508,211
Loans indexed to "basket of currencies"	11,49 to 11,79	113,052	112,631	118,462	118,750
Foreign currency (US Dolar)					
Loans linked to securitization of export receivables	5,984			585,371	30,679
Euronotes/Eurobonds	9	353,071	650,902		290,485
Advances on export contract / Prepayment	3,52 to 5,74	445,171	536,840	445,171	536,840
Exchange advances delivered (ACE's)	5,56 to 5,80			29,366	174,976
Loans / financings US$	2,50 to 7	146,927	158,252	492,503	448,108
		1,475,765	1,895,384	2,162,652	2,108,049
Current portion (including accrued interest)		(159,150)	(558,200)	(267,480)	(770,450)
Long-term maturities		1,316,615	1,337,184	1,895,172	1,337,599
2003		715,255	739,210	391,027	420,822
2004		261,590	260,714	613,515	515,148
2005		80,943	80,379	213,698	96,605
2006		78,435	77,874	210,415	93,360
2007 to 2011		180,392	179,007	466,517	211,664
		1,316,615	1,337,184	1,895,172	1,337,599

In January 1994, the Company issued US$ 120 million unsecured 10.375% Euronotes in the international financial markets, which was fully repaid in January 2002.

In 1995, Aracruz Trading S.A. made private placements on the international market of trust certificates in credits linked to an Export Receivables Securitization Program, guaranteed by Aracruz Celulose S.A., in the total value of US$ 200 million. In August 1995, Aracruz Trading S.A. used the resources originating from of this program to acquire the full amount of an issue of US$ 150 million in unsecured notes, with interest of 9% p.a. and maturity in August 2003, issued by its parent company Aracruz Celulose S.A; accordingly these amounts have been offset against each other in the consolidated financial statements. At March 2002, the remaining balance, with due date in July 2002, was repaid earlier in June 2002

At March 31, 2002, Aracruz Celulose S.A. (parent company) held loans in the total amount of R$ 594,5 million (December 2001 – R$ 620,0 million), obtained mainly from its stockholder BNDES – National Bank for Economic and Social Development, subject to interest from 3.68% to 11.79% per annum, to be amortized in the period from 2002 to 2009.

The loans with BNDES have mortgages, at various degrees, for the plant, the lands and the forests and with statutory lien for the machines and equipments, which were borrowed.

Aracruz Trading S.A. obtained long term financing of U.S.$ 100 million, with maturities from May 2004 to June 2004 and annual interest rates at 3.50%, secured against future export sales receivables.

At March 31, 2002, Aracruz Celulose S.A. holds in treasury 180.000 debentures, with a unit value of R$ 1,688,82 (12/31/2001 – R$ 1,655,08), issued in 1982 and 1990 and repurchased in 1992.

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received from a trust and advanced to the Company US$ 250 million, as a issuance of Senior Secured Notes. In return, the Company securitized the financing by selling to SPE 95% of its current and future export accounts receivable. Each month such collections in excess of contractual funding requirements are transferred to the Company. The financing bears fixed annual interest of 5.984% and is being repaid in 60 monthly installments beginning May 1, 2004, with monthly interest payments which began in May 1, 2002. The net proceeds were transferred to Aracruz Celulose S.A. as advances for future purchases of pulp.

9 Financial Instruments (CVM Instruction N° 235/95)

(a) Risk management

The Company operates internationally and is exposed to market risks from changes in foreign exchange rates and interest rates. As the loans raised by the Company are denominated principally in US dollars, management opted to invest all of its financial resources in securities indexed to US dollars in order to minimize exposure to the risk of devaluation of the Brazilian currency. Derivative financial instruments are also used to reduce exchange risk, although the Company does not issue financial instruments for trading purposes.

(b) Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company's financial instruments at March 31, 2002 can be summarized as follows:

FINANCIAL INSTRUMENTS	PARENT COMPANY		CONSOLIDATED	
	ACCOUNTING	MARKET	ACCOUNTING	MARKET
Assets				
Cash and cash equivalents	123	123	29,715	29,715
Marketable securities			28,738	28,738
Debt securities	830,494	830,494	830,562	830,562
Liabilities				
Short and long-term financing (interests included) (*)	1,505,131	1,505,131	2,162,652	2,152,399

(*) The parent Company's figures not include Export Contract Advances in the amount of R$ 29,366, which reduce the "Accounts receivable – Pulp" balance.

Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.

(c) Financial derivatives

At March 31, 2002, the values of financial derivatives contracted to reduce exchange and interest risks forward foreign-exchange contracts totaling an equivalent of US$ 6.5 million (R$ 15.2 million) maturing at April at June 2002; the net result for the year ended March 31, 2002 represents a gain of US$ 8 thousand (R$ 24 thousand).

10 Contingencies

(a) Labor claims

The most significant labor claims are in respect of inflation indexes. The outcome of these proceedings has, generally, been favorable to the Company, since the superior labor court has not recognized the existence of acquired rights relating to these indexes.

In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has partially agreed to the claims of the employees, as represented by their Union. The Company has appealed to the Superior Labor Court.

At March 31, 2002, the Company maintained provisions in the approximate amounts of R$ 3,000 (unhealthy and dangerous work conditions) and R$ 10,500 (other suits), to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 9,200.

(b) National Institute of Social Security - INSS

In March 1997, the Company received INSS assessments relating principally to accommodation allowances. The inspectors took the view that symbolic rentals are charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, underpayment of tax on the salaries in kind. The company has filed a defense requesting the cancellation of these assessments.

At March 31, 2002, the Company's judicial deposits amounted to approximately R$ 16.200; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.

(c) Land demarcation

The Company was involved in an administrative dispute concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in the form and for the effects of the contents of paragraph 6 of Article 5 of Law No. 7.347/85, in which the Indian communities recognized as legitimate the Rulings from the Ministry of Justice Nos. 193,

194 and 195, all of March 6, 1998, which established the enlargement of their reserves by 2.571 hectares of land belonging to the Company, with the Company also committing to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, amounting to approximately R$ 13,5 million, restated monthly based on the variation of the IGPM or IPC, or their substitutes, the larger prevailing. The total of this financial assistance should be paid out over a period

of 20 years, conditioned on the compliance to certain clauses and conditions which stipulate the following principal obligations to the Indian Communities.

Should the Indigenous Communities default on their obligations, after being duly notified by MPF, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement".

At March 31, 2002, the Company had donated approximately R$ 3,8 million (during 2002 - R$ 0,5 million) to the Associations of the Indigenous Communities, in accordance with the "Terms of Conduct Agreement".

(d) Pis / Cofins

The Company disagrees with the legitimacy of the debt and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the majority of COFINS rate. A preliminary injunction was favorable to the Company on April 5, 1999. The total provision accounted for is of R$ 97,600, after considering the adjustment for the change in SELIC.

(e) Income tax and social contribution related to the Plano Verão

In December 1994, the Company petitioned the Tribunal Regional Federal da 2ª região (the "Tribunal") to include in the determination of income tax and social contribution the IPC difference in January 1989 of 70.28%. The Tribunal subsequently accepted the use of 42.72%. Beginning in the first quarter of 2002 with the substantial utilization of the Company's net operating losses in Brazil, the Company began remitting income tax using the 42.72% deduction and has included a provision for contingencies of R$ 48,100.

(f) ICMS

Upon conclusion of the ICMS inspection process carried out by the fiscal authorities of Espírito Santo State, the Company received tax assessments in the amount of R$ 68.3 million (Espírito Santo) and R$ 16.8 million (Bahia). Additionally, of the accumulated ICMS credit balance with Espírito Santo State amounting to R$ 85.9 million at May 31, 2001, R$ 63.7 million were approved. The remaining amount of R$ 22.2 million was considered undue.

Legal opinions expressed by renowned law firms specializing in tax legislation favor a successful outcome of this dispute and the Company, therefore, considers that the tax assessment notices will be cancelled. The establishment of a provision for losses is unnecessary in view of the highly probable successful outcome of this dispute.

(g) Other

The Company maintains, based on its legal counsel's opinion, a provision for fiscal contingencies in the total amount of R$ 16,100. For those and other contingencies, the Company maintained judicial deposit approximately in the amount of R$ 10,600.

11 Commitments

In connection with the sale of the electrochemical plant, the Company and CanadianOxy Chemicals Holding Ltd. (CXY) entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and "take-or-pay", by which the Company is committed to acquire from the electrochemical plant purchased by CXY a volume of chemical products conservatively projected for the next 4 years. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract.

* * *

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

04.01 - NOTES TO THE FINANCIAL INFORMATION

Supplemental Information

1 **Statement of cash flows**

	Parent Company		Consolidated	
		1st quarter		1st quarter
	2002	2001	2002	2001
Operating activities				
Net income for the period	8,972	91,031	21,982	73,213
Adjustments to net income	44,463	118,425	78,929	155,985
Decrease (increase) in assets	35,282	(78,343)	(2,809)	(87,844)
Decrease in liabilities	(64,261)	(31,810)	(56,594)	(28,768)
Cash provided by operating activities	24,456	99,303	41,508	112,586
Investing activities				
Debt securities	105,609	(98,790)	105,500	(98,790)
Acquisition of company		197,284		
Fixed assets	(206,361)	(167,459)	(216,012)	(169,473)
Deferred charges			(874)	(5,056)
Proceeds from sale of property, plant and equipment	692	111	700	111
Cash used in investing activities	(100,060)	(68,854)	(110,686)	(273,208)
Financing activities				
Advances from client – Parent company	485,126	(30,654)		
Loans and financings				
Additions	62,627	304,573	1,136,846	304,573
Repayments	(473,301)	(304,642)	(1,069,568)	(152,154)
Cash dividends	(2)	(1)	7	(1)
Financing activities				
Cash (used in) financing actives	74,450	(30,724)	67,285	152,418
Decrease in cash and cash equivalents	(1,154)	(275)	(1,893)	(8,204)
Cash and cash equivalents, beginning of period	1,277	549	60,346	45,197
Cash and cash equivalents, end of period	123	274	58,453	36,993

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

04.01 - NOTES TO THE FINANCIAL INFORMATION

2 Statement of value added

	Parent Company 1st quarter		Consolidated 1st quarter	
	2002	2001	2002	2001
Income	222,010	284,619	299,474	281,251
Consumables acquired from third parties	(134,102)	(97,862)	(161,147)	(84,241)
Gross value added	87,908	186,757	138,327	197,010
Retentions				
Depreciation, amortization and depletion	(53,847)	(54,569)	(57,289)	(55,319)
Net value added generated by the Company	34,061	132,188	81,038	141,691
Received in transfers				
Financial income - including monetary and exchange variations	32,928	101,334	26,729	107,979
Equity in results of subsidiary companies	26,619	61,569		
	59,547	162,903	26,729	107,979
Available value for distribution	93,608	295,091	107,767	249,670
Distribution of value added				
Government and community				
Taxes and contributions	17,221	21,898	23,799	13,953
Support, sponsorship and donations	1,953	1,507	1,953	1,507
	19,174	23,405	25,752	15,460
Employees	23,511	22,102	26,981	24,854
Interest on third parties' capital				
Financial expenses	53,678	158,553	44,779	136,143
Capitalized interest	(11,727)		(11,727)	
	41,951	158,553	33,052	136,143
Income withheld	8,972	91,031	21,982	73,213
Total distributed and withheld	93,608	295,091	107,767	249,670

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER

Aracruz presented consolidated net income for the three-months- period ended at March 31, 2002 of R$ 21,982, compared with the consolidated net income of R$ 73, 213 in the same period of 2001. The result of the period had an effect of the reduction of the prices and the impact of exchange devaluation in the three months period ended March 31, 2002.

Aracruz finished goods at March 31, 2002 was 97,000 tons, compared to 94, 000 tons at December 31, 2002.

1. OPERATIONAL ACTIVITIES

- **Commercial Performance**

The pulp sales in the quarter were 305,000 tons (consolidated – 317, 000 tons), representing an increase of 5% compared to the same period of last year and 96% represented sales for clients outside of Brazil. The net average price during the first quarter was US$ 304/t (consolidated – US$ 389/t), 32% lower than the same period of 2001 - US$ 483/t (consolidated – US$ 567/t). The unitary sales costs, for the three-month period ended at March 31, 2002 was 13% higher than the same period of the prior year, mainly because the increase in the production costs, freight and insurance costs. **Operational Performance**

During the first, the Company produced 319,000 metric tons, 5% higher than the same quarter of 2001. The average production cost for the three-month period ended March 31, 2002 was 12% higher than in the comparative period in the prior year, mainly because the increase of the wood costs (volumes and unit cost increases) and the chemicals produts used in the production process.**Parent Company**

Cost Analysis	**1st Quarter**	
R$ per metric ton	**2002**	**2001**
Cost of goods sold (*)	618	545
Selling expenses	16	14
General and administrative expenses	35	30
Other operational expenses, net (**)	11	8
Total	**680**	**597**
Production cost (R$ per metric ton)	**526**	**469**
Tonnage sold (thousands)	**304,770**	**290,060**
Tonnage produced (thousands)	**319,090**	**305,206**

(*)Includes the average cost of inventories plus freight, insurance and other indirect costs. R$ 95/ton (2001 – R$ 77/ton).

(**) Does not include monetary / exchange variation, financial income / expenses and equity in the results of subsidiaries.

2. EVOLUTION OF INDEBTEDNESS

Parent Company
R$ thousands

	03/31/2002	12/31/ 2001
• Local currency	535,596	549,390
• Foreign currency	945,169	1,345,994
• Cash and cash equivalents *(*)*	830,617	942,183
Net debt	**645,148**	**953,201**

(*) Includes debt securities.

Consolidated
R$ thousands

	03/31/2002	12/31/ 2001
• Local currency	615,241	626,961
• Foreign currency	1,547,411	1,481,088
• Cash and cash equivalents *(**)*	889,015	1,001,252
Net debt	**1,273,637**	**1,106,797**

(**) Includes debt securities.

3. OPERATIONAL INVESTMENTS

During the quarter, the Company invested R$ 206,4 million (consolidated - R$ 216,9 million), compared with R$ 167,5 million (consolidated - R$ 175,3 million) in the comparative period in the previous year. The Company invested basically in its production (R$ 9,4 million), expansion project Fiberline C (R$ 146,2 million), land acquisition (R$ 7,9 million) and forestry activities (R$ 40,5 million) (consolidated). Silviculture projects required R$ 29,2 million (72%) of the forestry investments.

The other investments totaled R$ 12.9 million, included Aracruz Produtos de Madeira S.A. and Veracel Celulose S.A..

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2002	4 – DATE – 12/31/2001
1	TOTAL ASSETS	5,185,627	5,139,688
1.1	CURRENT ASSETS	1,339,940	1,469,156
1.1.1	CASH AND CASH EQUIVALENTS	58,453	60,346
1.1.2	CREDITS	303,334	333,187
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	179,589	202,949
1.1.2.2	EMPLOYEES	2,664	3,013
1.1.2.3	SUPPLIERS	5,995	6,679
1.1.2.4	TAXES	109,510	117,363
1.1.2.5	OTHERS	5,576	3,183
1.1.3	INVENTORIES	134,345	129,672
1.1.3.1	SUPPLIES	39,373	39,367
1.1.3.2	RAW MATERIALS	23,076	17,146
1.1.3.3	FINISHED GOODS	64,349	57,085
1.1.3.4	PRODUCTSD IN PROCESS	7,053	12,883
1.1.3.5	OTHERS	494	3,191
1.1.4	OTHERS	843,808	945,951
1.1.4.1	DEBT SECURITIES	830,562	940,906
1.1.4.2	FIXED ASSETS AVAILABLE FOR SALE		
1.1.4.3	PREPAID EXPENSES	13,236	5,035
1.1.4.4	RETENTIONS ON FINANCING CONTRACTS		
1.1.4.5	OTHERS	10	10
1.2	LONG-TERM ASSETS	312,064	295,245
1.2.1	CREDITS	266,452	256,976
1.2.1.1	SUPPLIERS	37,119	35,656
1.2.1.2	TAXES	229,333	221,320
1.2.1.3	CUSTOMER		
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	-	-
1.2.2.1	FROM AFFILIATES	-	-
1.2.2.2	FROM SUBSIDIARIES	-	-
1.2.2.3	OTHERS	-	-

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2002	4 – DATE – 12/31/2001
1.2.3	OTHERS	45,612	38,269
1.2.3.1	DEBT SECURITIES	41	
1.2.3.2	ESCROW DEPOSITS	36,579	36,423
1.2.3.3	RETENTIONS ON FINANCING CONTRACTS		
1.2.3.4	OTHERS	8,992	1,846
1.3	FIXED ASSETS	3,533,623	3,375,287
1.3.1	INVESTMENTS	14,339	15,031
1.3.1.1	IN AFFILIATES		
1.3.1.2	IN SUBSIDIARIES	13,973	14,665
1.3.1.3	OTHER COMPANIES	366	366
1.3.2	PROPERTY, PLANT AND EQUIPMENT	3,420,733	3,259,347
1.3.2.1	LAND	462,620	454,366
1.3.2.2	BUILDINGS	281,292	284,282
1.3.2.3	MACHINERY AND EQUIPMENT	1,303,633	1,323,997
1.3.2.4	FORESTS	351,011	355,915
1.3.2.5	DATA PROCESSING EQUIPMENTS	23,699	24,953
1.3.2.6	CONSTRUCTION IN PROGRESS	952,012	798,441
1.3.2.7	GOODS OF THE ADMINISTRATIVE SECTION		
	AND OTHER GOODS	46,466	17,393
1.3.3	DEFERRED CHARGES	98,551	100,909
1.3.3.1	INDUSTRIAL	16,535	17,388
1.3.3.2	FORESTS	2	5
1.3.3.3	ADMINISTRATIVE	74	270
1.3.3.4	DEFERRED PREOPERATIONAL	81,440	83,246
1.3.3.5	OTHERS		

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2002	4 – DATE – 12/31/2001
2	TOTAL LIABILITIES	5,185,627	5,139,688
2.1	CURRENT LIABILITIES	638,673	1,183,899
2.1.1	LOANS AND FINANCING	267,480	770,450
2.1.2	DEBENTURES	-	-
2.1.3	SUPPLIERS	92,457	135,395
2.1.4	TAXES	83,184	76,103
2.1.5	DIVIDENDS PAYABLE	744	763
2.1.6	PROVISIONS	14,042	20,901
2.1.6.1	VACATION AND 13rd SALARY	10,055	9,201
2.1.6.2	PROFIT SHARING	3,987	11,700
2.1.7	LOANS FROM RELATED PARTIES		
2.1.8	OTHERS	180,766	180,287
2.1.8.1	PROPOSED DIVIDENDS	180,017	180,000
2.1.8.2	OTHERS	749	287
2.2	LONG-TERM LIABILITIES	2,086,542	1,517,348
2.2.1	LOANS AND FINANCING	1,895,172	1,337,599
2.2.2	DEBENTURES	-	-
2.2.3	PROVISIONS	-	-
2.2.4	LOANS FROM RELATED PARTIES	-	-
2.2.5	OTHERS	191,370	179,749
2.2.5.1	SUPPLIERS	9,517	15,573
2.2.5.2	TAX CONTINGENCIES	161,932	150,866
2.2.5.3	LABOR CONTINGENCIES	13,992	13,099
2.2.5.4	OTHERS	5,929	211
2.3	DEFERRED INCOME	-	-
2.4	MINORITY INTEREST	618	638

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2002	4 – DATE – 12/31/2001
2.5	STOCKHOLDER'S EQUITY	2,459,794	2,437,803
2.5.1	PAID-IN CAPITAL	1,854,507	1,854,507
2.5.1.1	COMMON STOCK	783,599	783,599
2.5.1.2	PREFERRED STOCK	1,070,908	1,070,908
2.5.2	CAPITAL RESERVES		
2.5.3	REVALUATION RESERVE		
2.5.3.1	OWN ASSETS		
2.5.3.2	SUBSIDIARIES / AFFILIATES		
2.5.4	REVENUE RESERVES	600,623	600,623
2.5.4.1	LEGAL	122,946	122,946
2.5.4.2	STATUTORY		
2.5.4.3	FOR CONTINGENCIES		
2.5.4.4	UNREALIZED INCOME		
2.5.4.5	FOR INVESTMENTS	561,818	561,818
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS		
2.5.4.7	OTHER UNREALIZED INCOME	(84,141)	(84,141)
2.5.4.7.1	TREASURY STOCK	(84,141)	(84,141)
2.5.5	RETAINED EARNINGS	4,664	(17,327)

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2002 TO : 03/31/2002	4 – FROM : 01/01/2002 TO : 03/31/2002	5 – FROM : 01/01/2001 TO : 03/31/2001	6 – FROM : 01/01/2001 TO : 03/31/2001
3.1	GROSS SALES AND SERVICES REVENUE	314,793	314,793	303,773	303,773
3.2	SALES TAXES AND OTHER DEDUCTIONS	(18,367)	(18,367)	(24,262)	(24,262)
3.3	NET SALES REVENUE	296,426	296,426	279,511	279,511
3.4	COST OF GOODS SOLD	(202,099)	(202,099)	(139,049)	(139,049)
3.5	GROSS PROFIT	94,327	94,327	140,462	140,462
3.6	OPERATING (EXPENSES) INCOME	(52,467)	(52,467)	(57,502)	(57,502)
3.6.1	SELLING	(15,869)	(15,869)	(9,428)	(9,428)
3.6.2	GENERAL AND ADMINISTRATIVE	(14,237)	(14,237)	(9,308)	(9,308)
3.6.3	FINANCIAL	(15,566)	(15,566)	(33,476)	(33,476)
3.6.3.1	FINANCIAL INCOME	26,730	26,730	107,979	107,979
3.6.3.2	FINANCIAL EXPENSES	(42,296)	(42,296)	(141,455)	(141,455)
3.6.4	OTHER OPERATING INCOME	4,670	4,670	105	105
3.6.5	OTHER OPERATING EXPENSES	(11,465)	(11,465)	(5,395)	(5,395)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES				
3.7	OPERATING INCOME (LOSS)	41,860	41,860	82,960	82,960
3.8	NON-OPERATING (EXPENSES) INCOME	(675)	(675)	(627)	(627)
3.8.1	INCOME	740	740	251	251
3.8.2	EXPENSES	(1,415)	(1,415)	(878)	(878)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	41,185	41,185	82,333	82,333
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(11,078)	(11,078)	(14,743)	(14,743)
3.11	DEFERRED INCOME TAX ES	(8,145)	(8,145)	5,578	5,578
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS				
3.12.1	PARTICIPATIONS				
3.12.2	REMUNERATION				
3.14	MINORITY INTEREST	20	20	45	45
3.15	NET INCOME (LOSS) FOR THE PERIOD	21,982	21,982	73,213	73,213
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,032,071	1,032,071	1,032,071	1,032,071
	EARNINGS PER SHARE	0,02130	0,02130	0,07094	0,07094
	LOSS PER SHARE	-	-	-	-

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

08.01 - COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE FOR THE QUARTER

The comments related to the Company's consolidated performance for the quarter are presented together with the comments related to the Company's performance in section 5.

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

CHARACTERISTICS OF ISSUE		1- ISSUED	2- ISSUED
01	ISSUE ORDER NO.	5TH	5TH
02	NO. OF REGISTER CVM	SEP/GER/DEB-90/033	SEP/GER/DEB-90/043
03	DATE OF REGISTER CVM	05/31/1990	08/10/1990
04	SERIES ISSUED	FIRST SERIES	SECOND SERIES
05	TYPE	NOMINATIVE NON-ENDORSABLE	NOMINATIVE NON-ENDORSABLE
06	NATURE	PUBLIC	PRIVATE
07	DATE OF ISSUE	05/01/1990	05/01/1990
08	MATURITY DATE	05/01/2005	11/01/2005
09	TYPE OF DEBENTURE	SUBORDINATED	SUBORDINATED
10	INTEREST	TR + 6% P.A.	TR + 6% P.A.
11	PREMIUM / DISCOUNT	-	-
12	FACE VALUE IN R$	1,688,82	1,688,82
13	AMOUNT ISSUED IN R$ ('000)	145,773	145,773
14	QUANTITY ISSUED	90,000	90,000
15	DESTINATION OF DEBENTURES ISSUED	-	-
15.1	IN CIRCULATION	-	-
15.2	IN TREASURY	90,000	90,000
16	LAST INTEREST-RENEGOTIATION DATE	10/01/1995	10/01/1995

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

15.01 – INVESTMENT PROJECTS

The comments related to investments are presented in note 9 of section 4.

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

17.01 - Independent Accountant's limited review report

(A free translation of the original report in Portuguese on limited review of interim financial information prepared in accordance with accounting principles prescribed by Brazilian corporate legislation.)

Report of Independent Accountants on Limited Review of Interim Financial Information

April 09, 2002

To the Directors and Shareholders
Aracruz Celulose S.A.

1 We have carried out limited reviews of the Quarterly Information - ITR of Aracruz Celulose S.A. (parent company and consolidated) for the quarters and periods ended March 31, 2002 and 2001. This information is the responsibility of the management of Aracruz Celulose S.A.

2 Our reviews were conducted in accordance with standards established by the Brazilian Institute of Accountants - IBRACON, in conjunction with the Federal Accountancy Board, and consisted, principally of: (a) making inquiries of and discussing with officials responsible for accounting, financial and operational matters the procedures adopted in the preparation of the Quarterly Information – ITR and (b) reviewing the information and subsequent events which have, or may have, a significant effect on the financial position and results of operations of the Company.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the aforementioned Quartely Information – ITR prepared in accordance with Brazilian corporate legislation for it to be in conformity with the regulations of the Brazilian Securities Commission for the preparation of the Quarterly Information – ITR.

4 The Quartely Information - ITR also contains information relating to the quarter ended December 31, 2001. We examined this information at the time of its preparation in connection with the audit of the financial statements at that date, and issued an unqualified opinion on January 10, 2002

5 Our limited reviews were conducted for the purpose of issuing our report on the quarterly financial information referred to in paragraph one, taken as a whole. The statement of cash flow is presented as additional information, and is not a required part of the quarterly report. Such information has been subjected to the auditing procedures described in paragraph two and we are not aware of any material adjustments that should be made to these statements for them to be adequately presented in relation to the quarterly financial information taken as a whole.

/s/PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" ES

/s/Osmar M. Schwacke
Partner
Accountant CRC 1RJ053817/O "S" ES

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

INDEX